Letter to Shareholders

Dr. Jurgi Camblong
Co-Founder and CEO

March 7, 2023

Dear Fellow Shareholders,

2022 was an incredible year for SOPHiA GENETICS. We made tremendous progress across our strategic objectives and demonstrated a continued ability to execute our vision. I am extraordinarily proud of what we have achieved and am excited by the opportunities ahead.
We have come a long way since 2011, from just a handful of people in a 10 square meter room with a vision to democratize and drive the adoption of data-driven medicine to the present, where SOPHiA has expanded globally, attracted a broad network of customers to our platform, and built world-class R&D capabilities to support our mission. Thank you to all the SOPHiA GENETICS employees for your dedication and to our shareholders for believing in us. Without you, none of this would be possible.
Let me start by acknowledging the strongest evidence of our success. In 2022, we delivered robust, full-year revenue growth of 39% on a constant currency basis after adjusting for COVID-19-related headwinds. I am incredibly proud of this achievement.

Our six strategic pillars remain our focus for driving this long-term growth and creating value for our customers, partners, and shareholders. We are as confident as ever in our strategic path, and I am excited to share our progress with you.

Accelerating customer adoption with new clinical customers

Healthcare institutions continue to choose SOPHiA GENETICS as their trusted cloud-based analytics platform for establishing data-driven medicine as their standard of care. In 2022, we served more than 750 customers across 72 countries. Of our more than 750 customers, 390 are recurring SOPHiA DDM Platform customers. I am thrilled to announce that we signed 58 new customers in 2022.

Growing the adoption of our platform in the U.S. market continues to be one of our primary focuses. In 2022, we delivered a significant proof point for our compatibility with the U.S. market through our new relationship with Memorial Sloan Kettering (“MSK”) Cancer Center. Long considered one of the most prominent cancer centers in the United States, we entered into an agreement where we will commercialize the first comprehensive liquid biopsy test powered by the SOPHiA DDM platform. By combining our predictive algorithms and the power of the global SOPHiA GENETICS network with the clinical expertise of MSK in cancer genomics, we jointly envision that advanced precision oncology tools will reach a more diverse global population of cancer patients.

We remain incredibly excited and encouraged by the scale of our opportunity in the U.S. and will continue investing in this massive but largely unpenetrated opportunity going forward.

Increasing utilization within our existing customer base

We employ a “land and expand” commercial model that focuses on winning new customers and then driving utilization of our solution by those customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer profitably increase its testing operations. For example, we may initially support a customer with setting up its NGS testing operations for hereditary cancer screening. Once the customer is fully onboarded onto our platform, it is comparatively easier to deploy additional germline and somatic oncology testing solutions. We also target incremental users within each institution, such as additional clinicians within a provider across expanded departments such as radiology or pathology.

We are excited with the momentum we see as users continue to increase their utilization after experiencing the value of the SOPHiA DDM Platform. In 2022, we analyzed an all-time high of 264,000 genomic profiles. To date, the SOPHiA DDM Platform has supported the analysis of more than 1,200,000 genomic profiles, recently growing by more than 24,000 new profiles per month. Again, I am incredibly proud of our ability to delight customers and continue driving more and more usage of our platform.

Driving innovation of our SOPHiA DDM Platform to increase its capabilities and broaden its applications

As a team, we are energized about the opportunities ahead and expanding the capabilities of SOPHiA DDM. We plan to continue to invest in scientific innovation to bring new, high-impact content to our customers through regular updates to our platform.

When we went public in July 2021, there were outstanding questions about the viability of our platform when applied to other data modalities beyond genomics. In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform that integrates the capabilities of our genomics and radiomics solutions with additional modalities to enable clinical decision-making. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison.

SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer, and we plan to commercialize the module upon a formal launch. We remain incredibly excited about the adoption of SOPHiA CarePath by our existing clinical customers and by the opportunities the multimodal and longitudinal data will unlock for our biopharma partners.

Leveraging our platform to drive adoption with BioPharma companies

As we continue to deliver value to our clinical clients and generate more clinical data, we are better able to service the biopharma market. We leverage our clinical data, as well as data from BioPharma customers, to offer a robust package capabilities of pre- and post-market solutions to our BioPharma customers across Discovery, Development, and Deployment stages.

In February 2022, we proved our value to BioPharma companies by announcing our expanded partnership with AstraZeneca (“AZ”). We started working with AZ in the Deployment stage by taking our exciting homologous recombination deficiency (“HRD”) application worldwide with AstraZeneca’s support. Then, we began collaborating in the Discovery stage by examining how SOPHiA GENETICS’s multimodal expertise could accelerate clinical trials, support evidence generation for market access, and improve clinical decision-making, helping clinicians to select the best possible treatments.

In 2023, we look forward to continuing our partnership with both traditional BioPharma players as well as others. In September, we announced a partnership with Boundless Bio, a next-generation precision oncology Biotech company developing innovative therapeutics directed against extrachromosomal DNA (“ecDNA”) in oncogene-amplified cancers. Our decentralized, global genomic solution combines with Boundless Bio’s drug development capabilities to optimize patient selection and clinical trial design while enabling our global collective network of major hospitals and academic centers to deliver new treatment options to patients with oncogene-amplified cancers.

Given the many exciting opportunities that lie ahead, we will continue to invest heavily in our biopharma team and are excited about what 2023 holds.

Developing key partnerships

As evidenced throughout this note, building the future of data-driven medicine is not something we can do alone. We achieved considerable momentum in 2022 by collaborating with premier leaders in our industry, further enabling our applications to reach more patients.

In 2022, we delivered significant partnerships with Memorial Sloan Kettering Cancer Center, Boundless Bio, and Microsoft, among others, and continued strengthening our partnerships with AstraZeneca, GE HealthCare, and other existing collaborators. Through strategic collaborations, we will be able to spark innovation, more quickly increase the size and scale of our network, connect with a larger volume of data, and offer more capabilities than we could provide individually.

Excelling operationally within SOPHiA GENETICS

Our final strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS. I’m proud to announce that our adjusted gross margin ended the year at a high of 75% for the fourth quarter of 2022 compared with 65% for the fourth quarter of 2021, bringing our full-year result closer to our long-term target of 70%.

In addition, reducing operating expenses is a muscle we learned to flex in 2022. We reduced our operating expenses in each of the last three quarters of 2022 and intend to continue to advance our fiscal discipline and ability to make the best use of our cash balance. Based on our current trajectory, we remain confident in our capital position and continue to see sufficient runway to execute our ambitious growth plans. We will continue to be responsive to the current operating and macro environment and remain-laser focused on delivering sustainable growth.

Closing remarks

After a successful and unforgettable 2022, our focus shifts to the future. We are incredibly proud of our performance, which reflects our continued ability to execute our vision and the opportunity ahead. Our six strategic pillars remain our foundation to drive growth and value creation for this year and the years to come. I am encouraged and as confident as ever about our long-term trajectory.

In closing, I’d like to thank the SOPHiANs, our passionate and dedicated employees, for their hard work and incredible contributions towards building the future of precision medicine. I’d also like to Thank thank you to our partners, customers, and investors for joining us on this journey. Without you, none of this would be possible. I look forward to continuing to update you on SOPHiA GENETICS’s future success in democratizing data-driven medicine.

Sincerely,

Dr. Jurgi Cambling
Co-Founder and Chief Executive Officer
SOPHiA GENETICS